SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: July 12, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
               Form 20-F- ☐      Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
               Yes: ☐      No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Material Change Report

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: July 12, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

Form 51-102F3
Material Change Report
1.	REPORTING ISSUER

Ivanhoe Mines Ltd. (the “Company”) 654 – 999 Canada Place Vancouver, British Columbia V6C 3E1

2.	DATE OF MATERIAL CHANGE

July 7, 2006

3.	PRESS RELEASE

The press release was issued on July 11, 2005 and was disseminated through the facilities of recognized newswire services.

4.	SUMMARY OF MATERIAL CHANGE

The Company has entered into a definitive acquisition agreement dated July 7, 2006 (the “Acquisition Agreement”) with Asia Gold Corp. (“ASG”) in respect of a transaction announced on April 26, 2006 whereby ASG will acquire all of the Company’s coal exploration and development business and assets (the “IVN Coal Division”) by issuing 82,576,383 common shares (“ASG Common Shares”) and preferred shares (“ASG Preferred Shares”) to the Company (the “Coal Transaction”). The Coal Transaction, which remains subject to regulatory and ASG shareholder approval, will result in ASG becoming a majority-owned, publicly traded subsidiary of the Company.

The Company is ASG’s largest shareholder, currently owning approximately 45% of the outstanding ASG Common Shares. If the Coal Transaction is completed, the Company will own approximately 90% of the issued and outstanding ASG Common Shares. As such, the Coal Transaction is a “related party transaction” under TSX Venture Exchange rules and policies and, accordingly, ASG’s participation in the Coal Transaction is subject to Minority Approval at a special meeting of ASG shareholders scheduled for August 8, 2006. “Minority Approval” means approval by a majority of the votes cast by holders of ASG Common Shares after excluding votes cast by the Company and any holders of ASG Common Shares who are related parties of the Company.

As part of the previously announced agreement-in-principle to effect the Coal Transaction, the Company agreed to extend an interim line of credit (the “Line of Credit”) to ASG of U.S.$10 million (which can be increased to U.S.$15 million by mutual agreement). The Company also agreed to fund, for ASG’s account, the expenditures necessary to continue the exploration and development of the IVN Coal Division’s projects pending the completion of the Coal Transaction (the “Interim Coal Expenditures”). If the Coal Transaction is completed, all of the Interim Coal Expenditures will be treated as advances and will be added to the outstanding balance under the Line of Credit but will not reduce the amount available for drawdowns thereunder. If the Coal Transaction is not completed, the Interim Coal Expenditures will remain solely for the account of the Company. The terms of the Line of Credit are set out in an interim funding agreement dated for reference as of April 25, 2006 (the “Interim Funding Agreement”).

Subject to Minority Approval, the Company will have the right to convert, and ASG will have the right to require the Company to convert, in whole or in part, outstanding advances and accrued and unpaid interest under the Line of Credit into ASG Common Shares (the “Funding Conversion Rights”). Until the first anniversary of the date of closing of the Coal Transaction (the “Effective Date”), ASG may require the Company to convert amounts outstanding under the Line of Credit into ASG Common Shares at a conversion price of Cdn$2.09 per share. Until ninety (90) days after the first anniversary of the Effective Date, the Company may convert amounts outstanding under the Line of Credit into ASG Common Shares at a conversion price of Cdn$2.35 per share.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

Coal Transaction

ASG and the Company have entered into the Acquisition Agreement whereby ASG will acquire the IVN Coal Division in consideration for the issuance to the Company of 82,576,383 ASG Common Shares and ASG Preferred Shares. The total number of ASG Common Shares to be issued to the Company upon the completion of the Coal Transaction will, when aggregated with all ASG Common Shares held by the Company and all other insiders of ASG or any of their respective associates or affiliates, not exceed 90% of the total number of ASG Common Shares then issued and outstanding. The total number of ASG Preferred Shares to be issued to the Company upon the completion of the Coal Transaction will be equal to the difference between 82,576,383 and the total number of ASG Common Shares issued to the Company upon the completion of the Coal Transaction. Each ASG Preferred Share issued to the Company will be convertible into one (1) ASG Common Share but only if, upon any such conversion, the total number of ASG Common Shares held by the Company and all other insiders of ASG or any of their respective associates or affiliates does not exceed 90% of the total number of ASG Common Shares then issued and outstanding.

The IVN Coal Division consists of all of the Company’s worldwide coal exploration and development activities and interests, including the Company’s entire interest in the Nariin Sukhait coal development project and the Tsagaan Tolgoi coal exploration project, and all of the Company’s personnel and infrastructure in Mongolia and elsewhere devoted to the Company’s coal exploration and development activities.

Upon the consummation of the Coal Transaction, the ASG Common Shares to be issued to the Company pursuant to the Coal Transaction, together with the ASG Common Shares already owned by the Company and the unissued ASG Common Shares issuable to the Company upon the conversion of all of the Company’s ASG Preferred Shares, will represent approximately 90% of the ASG Common Shares that will then be issued and outstanding.

ASG’s participation in the Coal Transaction is subject to the acceptance of notice by the TSX Venture Exchange (“Regulatory Approval”). The Coal Transaction is a “related party transaction” under TSX Venture Exchange rules and policies and, accordingly, ASG’s participation in the Coal Transaction will be subject to Minority Approval. The TSX Venture Exchange has conditionally accepted ASG’s notice of the Coal Transaction, subject to Minority Approval and the filing by ASG of prescribed listing documentation.

The Acquisition Agreement requires ASG to seek the approval of its shareholders to continue its incorporation from the Canada Business Corporations Act to the British Columbia Business Corporations Act (“BCBCA”) and, as part of the proposed continuation under the BCBCA, to change its corporate name to “Ivanhoe Coal Ltd.”. The proposed continuation under the BCBCA will also change the authorized capital of ASG by creating the ASG Preferred Shares.

Funding Arrangements

In conjunction with the Coal Transaction, the Company has agreed to make available to ASG the Line of Credit and to fund, for the account of ASG, the Interim Coal Expenditures necessary to continue the exploration and development of the IVN Coal Division’s projects pending the completion of the Coal Transaction. If the Coal Transaction is completed then, following the completion of the Coal Transaction, the aggregate amount of Interim Coal Expenditures will be added to the outstanding balance under the Line of Credit but will not reduce the amount available for drawdowns thereunder. If the Coal Transaction is not completed, any Interim Coal Expenditures will remain solely for the account of the Company.

The terms and conditions of the Line of Credit are set out in the Interim Funding Agreement, which provides that all amounts outstanding bear interest at an annual rate equal to the three month London Interbank Offered Rate plus two per cent (2%) per annum. Subject to acceleration if the Coal Transaction is not completed and ASG completes an equity financing for net proceeds equal to or greater than U.S.$20 million, amounts outstanding under the Line of Credit are repayable on or before April 25, 2008.

The Interim Funding Agreement provides for the Funding Conversion Rights under which the amounts outstanding under the Line of Credit may be converted into ASG Common Shares. Until the first anniversary of the Effective Date, ASG may require the Company to convert amounts outstanding under the Line of Credit into ASG Common Shares at a conversion price of Cdn$2.09. Until ninety (90) days after the first anniversary of the Effective Date, the Company may convert amounts outstanding under the Line of Credit into ASG Common Shares at a conversion price of Cdn$2.35 per share.

The Funding Conversion Rights are subject to Regulatory Approval and, under the terms of the Interim Funding Agreement, are inoperative until Regulatory Approval is obtained. The Line of Credit is a “related party transaction” for the purposes of TSX Venture Exchange rules and policies. Exercise by ASG or the Company of the Funding Conversion Rights will be subject to Minority Approval. The TSX Venture Exchange has conditionally accepted ASG’s notice of the Funding Conversion Rights, subject to Minority Approval and the filing by ASG of prescribed listing documentation.

Coal Reorganization Agreement

Under the terms of the Acquisition Agreement, it is a condition precedent to ASG’s obligations to complete the Coal Transaction that the Company undertake an internal reorganization of the IVN Coal Division to create a separate corporate structure for it (the “IVN Coal Reorganization”), and a condition precedent to the Company’s obligations to complete the Coal Transaction that ASG undertake an internal reorganization of its coal assets (the “ASG Coal Reorganization”). In order to effect the IVN Coal Reorganization and the ASG Coal Reorganization, the Company and ASG and certain of their respective subsidiaries entered into a coal reorganization dated July 7, 2006 with effect as of April 25, 2006 (the “Coal Reorganization Agreement”), which sets out the terms upon which those transactions will be implemented.

Prior to having reached the agreement-in-principle with ASG to effect the Coal Transaction, the Company conducted almost all of its business activities in Mongolia, including all activities pertaining to Mongolian coal exploration and development, through its wholly-owned Mongolian subsidiary, Ivanhoe Mines Mongolia Inc. LLC (“IMMI Mongolia”) and beneficially owned its interests in the Nariin Sukhait coal development project, the Tsagaan Tolgoi coal exploration project and its other coal exploration prospects either through Mongolian mineral exploration licenses (“MELs”) legally owned by IMMI Mongolia or through its coal rights under an agreement with ASG dated July 25, 2003 (as amended and restated January 31, 2005) under which the Company retained certain rights to coal mineralization under a series of MELs owned by ASG (the “Coal Rights Retention Agreement”).

Pursuant to the IVN Coal Reorganization, the Company has agreed to transfer to its wholly-owned British Columbia subsidiary, Ivanhoe Resources Ltd. (formerly, Ivanhoe Coal Ltd.) (“Ivanhoe B.C. Coal”), all of its beneficial interest in those MELs legally owned by IMMI Mongolia that are primarily prospective for coal mineralization and all of its beneficial interest in those MELs legally owned by ASG’s wholly-owned Mongolian subsidiary, Asia Gold Mongolia LLC (“ASG Mongolia”) through which ASG holds the Company’s coal rights pursuant to the Coal Rights Retention Agreement. At the same time, IMMI Mongolia has agreed to convey, assign and transfer to Ivanhoe B.C. Coal’s wholly-owned Mongolian subsidiary, Ivanhoe Mongolia Coal LLC (“Ivanhoe Mongolia Coal”) the legal interest in those MELs legally owned by IMMI Mongolia that are primarily prospective for coal mineralization, and all contracts and agreements, equipment and miscellaneous assets and infrastructure used in the business of the IVN Coal Division. The Company and IMMI Mongolia have also agreed that all personnel employed by the Company or by IMMI Mongolia whose primary responsibilities are in respect of the IVN Coal Division will become employees or contract service providers, as the case may be, of Ivanhoe B.C. Coal or Ivanhoe Mongolia Coal.

In conjunction with the IVN Coal Reorganization, ASG has agreed to undertake the ASG Coal Reorganization which will involve the assignment by ASG to its wholly-owned British Columbia subsidiary, ASG Resources Ltd. (“ASG Resources”) of all of ASG’s

rights and obligations under the Coal Rights Retention Agreement and the conveyance and transfer by ASG to ASG Resources of an indirect 100% interest in ASG Mongolia, the legal owner of the MELs that are the subject of the Coal Rights Retention Agreement.

The objective of the IVN Coal Reorganization and the ASG Coal Reorganization is to consolidate the legal and beneficial interests in the MELs that are primarily prospective for coal mineralization and all of the other assets used primarily in the business of the IVN Coal Division in a single group of subsidiaries that will be combined with a similarly consolidated group of subsidiaries of ASG resulting from the ASG Coal Reorganization in a manner that will, pursuant to the Coal Transaction and by operation of law, eliminate the coal rights arrangements created pursuant to the Coal Rights Retention Agreement and merge the legal and beneficial interests in the assets of the IVN Coal Division within a single corporate group wholly-owned by ASG.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

No information has been intentionally omitted from this form.

8.	EXECUTIVE OFFICER

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Beverly Bartlett 654 – 999 Canada Place Vancouver, British Columbia V6C 3E1

Telephone: (604) 688-5755

9.	DATE OF REPORT

DATED at Vancouver, British Columbia this 12th day of July, 2006.